CORPORACIÓNMAPFRE

05008012

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

SUPPL

Madrid, 27 April 2005

SEC MAIL PROCESSING
RECEIVED
APR 29 2005
WASH, D.C. 213 SECTION

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
MAY 18 2005
THOMSON
FINANCIAL

Luigi Lubelli
Finance Director

INSURANCE

INTERIM QUARTERLY RESULTS REPORT FOR THE FOLLOWING PERIOD:

QUARTER	FIRST	**YEAR**	2005

Official Name: CORPORACIÓN MAPFRE, S.A.

Legal Address:	**Tax ID**
P° de Recoletos, 25 28004 MADRID	A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	**SIGNATURE:**
Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACIÓN MAPFRE, S.A. Public deed n° 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

A) PRELIMINARY QUARTERLY RESULTS

Units: thousand euros		UNCONSOLIDATED		CONSOLIDATED UNDER LOCAL GAAP		CONSOLIDATED UNDER IFRS	
		Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year
NET PREMIUMS & SURCHARGES (*)	0800	---	---	---	---	1,368,939	1,312,148
RESULT BEFORE TAX/RESULT BEFORE TAX FROM ONGOING ACTIVITIES	1040	36,402	20,689	---	---	151,809	133,224
RESULT OF THE PERIOD FROM ONGOING ACTIVITIES	4860					106,382	90,454
RESULT OF THE PERIOD	1044	32,515	21,991	---	---	106,382	90,454
Result attributable to External Shareholders/Result of the period attributable to minority interests	2050			---	---	-39,139	-35,012
RESULT OF THE PERIOD ATTRIBUTABLE TO THE CONTROLLING COMPANY/RESULT OF THE PERIOD ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY	2060			---	---	67,243	55,442
PAID-UP CAPITAL	0500	119,450	90,782				
AVERAGE NUMBER OF EMPLOYEES	3000	33	44	---	---	13,960	14,208

(*) Net premiums earned

B) BUSINESS DEVELOPMENT

The financial statements included in this document have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements for the first quarter of the previous fiscal year have likewise been restated under IFRS to facilitate the comparison.

During the first quarter of 2005, the business activities of CORPORACIÓN MAPFRE and its subsidiaries developed positively. In this respect, the following must be noted:

- direct Non–life insurance premiums grew 10.9%;
- funds managed in Life insurance and savings products rose by 10.5%;
- MAPFRE RE recorded increases of 14.8% in its premiums and 19.6% in its net profit.

The net profit of CORPORACIÓN MAPFRE reached €67.2 million, exceeding the result for the same period of the previous year by 21.3%. Revenues amounted to €2,696.3 million, an 8.5% increase.

Under the standards of the Spanish General Accounting Chart and of the Spanish Accounting Chart for Insurance Companies ("Plan General de Contabilidad" and "Plan Contable de Entidades Aseguradoras", hereinafter referred to as "PGC/PCEA"), which have been applied until 2004 to prepare the information released to the market, the consolidated net result of CORPORACIÓN MAPFRE would have been €58.8 million, a 30.1% increase.

B1) CONSOLIDATED GROUP FIGURES

- **REVENUES**

The total revenues of CORPORACIÓN MAPFRE and its subsidiaries reached €2,696.3 million in the first quarter of 2005, with the following breakdown by line of business:

TOTAL REVENUES
(million euros)

	31.03.05	31.03.04	% Var. 05/04
Companies operating primarily in Spain			
Direct insurance premiums: Non-life	1,156.6	1,031.1	12.2%
Direct insurance premiums: Life	488.0	574.1	-15.0%
Income from other activities	97.2	25.4	---
Income from investments (*)	253.1	237.7	6.5%
Other income (**)	8.5	12.7	-33.1%
Cumulative Subtotal	2,003.4	1,880.9	6.5%
Companies operating primarily abroad			
Direct insurance premiums: Non-life	355.2	332.2	6.9%
Direct insurance premiums: Life	8.7	11.0	-20.9%
Accepted reinsurance premiums	315.7	274.9	14.8%
Assistance premiums and other income	74.7	53.9	38.6%
Income from other activities	0.0	0.0	---
Income from investments (*)	56.4	55.6	1.4%
Other income (**)	6.4	1.3	---
Cumulative Subtotal	817.2	728.9	12.1%
Total cumulative revenues	2,820.6	2,609.8	8.1%
Intra-group transactions eliminated upon cons.	-124.3	-125.3	-0.8%
TOTAL CONSOLIDATED REVENUES	**2,696.3**	**2,484.5**	**8.5%**

(*) Includes results from minority shareholdings.

(**) Includes other income from the insurance operations and other business activities.

Total direct insurance and accepted reinsurance premiums reached a consolidated volume of €2,264.4 million, a 6% increase over the first quarter of the previous year. Net premiums earned grew 4.3% to €1,368.9 million.

- **RESULTS**

The consolidated income statement is shown in the following table:

CONSOLIDATED INCOME STATEMENT (million euros)	31.03.05	31.03.04	% Var. 05/04
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,774.9	1,544.4	14.9%
Premiums earned, net of ceded and retroceded reinsurance	926.0	784.1	18.1%
Net claims incurred and variation in other technical provisions	-645.5	-514.9	25.4%
Net operating expenses	-212.0	-197.2	7.5%
Other technical income and expenses	-15.4	-15.8	-2.5%
TECHNICAL RESULT	53.1	56.2	-5.5%
Net financial income	53.3	48.9	9.0%
Other non-technical income and expenses	7.1	-1.2	---
Result of the Non-life business	**113.5**	**103.8**	**9.3%**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	489.5	592.3	-17.4%
Premiums earned, net of ceded and retroceded reinsurance	443.0	528.0	-16.1%
Net claims incurred and variation in other technical provisions	-535.3	-633.5	-15.5%
Net operating expenses	-36.0	-29.1	23.7%
Other technical income and expenses	-3.7	-2.6	42.3%
TECHNICAL RESULT	-132.1	-137.0	-3.6%
Net financial income	165.0	157.1	5.0%
Unrealised gains and losses in unit-linked investments	4.2	6.8	-38.2%
Other non-technical income and expenses	0.6	-0.3	---
Result of the Life business	**37.6**	**26.6**	**41.4%**
OTHER BUSINESS ACTIVITIES			
Operating income	108.3	**40.7**	166.1%
Operating expenses	-113.1	**-36.8**	---
Net financial income	3.5	**-2.8**	---
Results from minority shareholdings	1.9	**1.8**	5.6%
Other net income	0.2	**0.0**	---
Result of the Other Business Activities	**0.7**	**2.8**	**-75.0%**
Result before tax and minority shareholders	**151.8**	**133.2**	**14.0%**
Taxes	-45.4	-42.8	6.1%
Result after tax	**106.4**	**90.4**	**17.7%**
Result attributable to minority shareholders	-39.2	-35.0	12.0%
Result after tax and minority shareholders	**67.2**	**55.4**	**21.3%**
Non-life loss ratio (1)	69.7%	65.7%	
Non-life expense ratio (1)	24.6%	27.2%	
Non-life combined ratio (1)	94.3%	92.9%	
Life expense ratio (2)	1.2%	1.1%	

1) Ratios calculated over net premiums earned.

2) (Net operating expenses + profit sharing and returns – other technical income + other technical expenses) / average Life and unit-linked reserves. Annualised ratios

The breakdown of the net consolidated profit by line of business is shown in the following table:

CONSOLIDATED RESULTS
(million euros)

	31.03.05	31.03.04	% Var. 05/04
Companies operating primarily in Spain			
Direct insurance	105.3	97.1	8.4%
Other business activities	0.3	0.3	0.0%
Companies operating primarily abroad			
Direct insurance	21.7	16.0	35.6%
Reinsurance	28.3	24.6	15.0%
Assistance	2.3	1.8	27.8%
Results from minority shareholdings	1.9	1.8	5.6%
Consolidation adjustments	-8.0	-8.4	-4.8%
Result before tax and minority shareholders	**151.8**	**133.2**	**14.0%**
Taxes	-45.4	-42.8	6.1%
Result after tax	**106.4**	**90.4**	**17.7%**
Result attributable to minority shareholders	-39.2	-35.0	12.0%
Result after tax and minority shareholders	**67.2**	**55.4**	**21.3%**

A reconciliation of the main differences between the consolidated profit as of 31 March 2005 calculated according to PGC/PCEA and the same profit calculated under IFRS is provided in the following table:

ITEM	Gross amount	Tax	Minority Shrhldrs.	Attributable result
Result at 31/03/05 under PGC/PCEA	**127.8**	**-36.3**	**-32.7**	**58.8**
Reversal of goodwill amortisation	7.3	-0.7	-2.7	3.9
Reversal of the appropriation to the equalisation reserve	11.2	-4.0	-2.4	4.8
Differences in the valuation of technical reserves	-1.8	0.6	0.6	-0.6
Differences in the valuation of investments	4.4	-1.4	-1.2	1.8
Embedded derivatives (fair value, hedges)	-3.7	1.3	0.0	-2.4
Amortisation of start-up expenses	1.9	-0.5	-0.3	1.1
Deferred taxes (timing diffs. and differences > 10 yrs.)	-0.8	0.4	-0.2	-0.6
Deferred income	0.2	0.0	-0.1	0.1
Other items	5.4	-5.0	-0.1	0.3
Result at 31/03/05 under IFRS	**151.8**	**-45.4**	**-39.1**	**67.2**

million euros

- **BALANCE SHEET AND NET WORTH**

The consolidated balance sheet is shown below:

CONSOLIDATED BALANCE SHEET
(million euros)

	31.03.05	31.03.04	% Var. 05/04
ASSETS			
Goodwill	497.8	470.8	5.7%
Fixed assets	369.2	276.8	33.4%
Investments	18,863.1	17,529.5	7.6%
Participation by reinsurance in technical reserves	1,252.4	1,057.6	18.4%
Other assets	4,256.7	3,610.7	17.9%
TOTAL ASSETS	**25,239.3**	**22,945.4**	**10.0%**
LIABILITIES			
Shareholders' Equity	1,933.2	1,289.3	49.9%
Minority interests	889.1	777.6	14.3%
Technical reserves	18,824.1	17,016.8	10.6%
- Life	13,776.2	12,667.0	8.8%
- Non-Life	5,047.9	4,349.8	16.0%
Reserves for risks and expenses	136.1	113.8	19.6%
Other liabilities	3,456.8	3,747.9	-7.8%
TOTAL LIABILITIES	**25,239.3**	**22,945.4**	**10.0%**

During the first quarter of the year, equity varied as follows:

STATEMENT OF CHANGES IN EQUITY
(million euros)

	Share capital	Reserves	Valuation adjusts.	Translation differences	Result	Total equity
Balance as at 31/12/04	113.8	1,741.3	164.8	-372.3	218.9	1,866.5
Distribution of previous year's result		154.2	36.0		-218.9	-28.7
Additions and deductions accounted for directly in equity[1]			0.6	20.1		20.7
Result for the period					67.2	67.2
Other positive/negative items		7.5				7.5
Balance as at 31/03/05	113.8	1,903.0	201.4	-352.2	67.2	1,933.2

[1] Includes, net of tax, the results from: revaluation of tangible and intangible assets; changes in the fair value of investments available for sale; cash flow hedges; translation adjustments; other items.

B2) PREMIUMS AND RESULTS OF SUBSIDIARIES

Companies operating primarily in Spain

The direct insurance and accepted reinsurance premiums of the subsidiaries of MAPFRE-CAJA MADRID Holding de Entidades Aseguradoras S.A. evolved as follows:

CONSOLIDATED WRITTEN AND ACCEPTED PREMIUMS			
	million euros		
	31.03.05	31.03.04	% Var. 05/04
LIFE INSURANCE OPERATING UNIT	**453.8**	**544.1**	**-16.6%**
Savings	384.6	481.8	-20.2%
Risk	69.2	62.3	11.1%
GENERAL INSURANCE OPERATING UNIT	**445.4**	**406.2**	**9.7%**
Burial	192.4	187.9	2.4%
Other branches	252.9	218.3	15.8%
COMMERCIAL INSURANCE OPER. UNIT	**391.3**	**338.3**	**15.7%**
MAPFRE INDUSTRIAL and MUSINI S.A.	347.7	298.8	16.4%
MAPFRE CAUCIÓN Y CRÉDITO	43.6	39.5	10.4%
MAPFRE CAJA SALUD	**354.1**	**316.6**	**11.8%**
TOTAL	**1,644.6**	**1,605.2**	**2.5%**

(1) For comparative purposes the figures of MAPFRE SEGUROS GENERALES for the first quarter of 2004 include those of its subsidiary MAPFRE FINISTERRE, which it absorbed in the last quarter of that fiscal year.

The following table shows a breakdown of written and accepted premiums by line of business:

WRITTEN AND ACCEPTED PREMIUMS			
	million euros		
	31.03.05	31.03.04	% Var. 05/04
Motor (Canary Islands)	42.8	42.0	1.9%
Health	354.1	316.6	11.8%
Other Non-life	759.7	672.5	13.0%
TOTAL NON-LIFE	**1,156.6**	**1,031.1**	**12.2%**
Life Risk	103.4	92.3	12.0%
Life Savings	384.6	481.8	-20.2%
TOTAL LIFE	**488.0**	**574.1**	**-15.0%**
TOTAL	**1,644.6**	**1,605.2**	**2.5%**

The breakdown of the premiums written and accepted by the main operating units and companies through the agents channel and the Caja Madrid bank channel are shown in the following table:

WRITTEN AND ACCEPTED PREMIUMS			
	Million euros		
	31.03.05	31.03.04	% Var. 05/04
AGENTS CHANNEL	**1,376.3**	**1,269.5**	**8.4%**
LIFE	239.5	249.7	-4.1%
GENERAL INSURANCE	418.0	386.5	8.2%
COMMERCIAL INSURANCE	383.2	331.2	15.7%
HEALTH	335.6	302.1	11.1%
CAJA MADRID BANK CHANNEL	**268.3**	**335.7**	**-20.1%**
LIFE	214.3	294.4	-27.2%
GENERAL INSURANCE	27.4	19.7	39.1%
COMMERCIAL INSURANCE	8.2	7.1	15.5%
HEALTH	18.4	14.5	26.9%

MAPFRE-CAJA MADRID Holding de Entidades Aseguradoras S.A. obtained a net profit of €68.4 million, a 12.1% increase with respect the same period of the previous year.

LIFE, SAVINGS AND INVESTMENTS OPERATING UNIT

The following table shows the breakdown by type of product and by distribution channel of the premiums written and accepted by MAPFRE VIDA and MUSINI VIDA:

	31.03.05	31.03.04	% Var. 05/04
Regular Premiums	**104.2**	**102.7**	**1.5%**
- Agents Channel	98.2	96.9	1.3%
- Bank Channel	6.0	5.8	3.4%
Single Premiums	**280.4**	**379.1**	**-26.0%**
- Agents Channel	90.5	106.2	-14.8%
- Bank Channel	184.7	270.8	-31.8%
- Musini Vida	5.2	2.1	147.6%
Life premiums - Savings	**384.6**	**481.8**	**-20.2%**
Life premiums - Risk	**69.2**	**62.3**	**11.1%**
- Agents Channel	44.4	41.7	6.5%
- Bank Channel	23.6	17.8	32.6%
- Musini Vida	1.1	2.7	-59.3%
TOTAL PREMIUMS	**453.8**	**544.1**	**-16.6%**
- Agents Channel	233.1	244.8	-4.8%
- Bank Channel	214.3	294.4	-27.2%
- Musini Vida	6.3	4.9	28.6%

Figures in million euros

The decrease in Life – Savings premiums was due to:

- the significant volume of renewals carried out in the bank channel in the same period of the previous year, which were not repeated in this quarter;
- the low interest rates environment that continues to affect sales negatively.

The growth rate of the Life Risk business remained at a sustained level.

Third-party funds under management rose by 11.1%, reflecting:

- a comparatively larger quarterly growth in mathematical reserves with respect to the same period of the previous year, due to a smaller volume of maturing single-premium insurance policies in the bank channel;
- a €446 million increase in mutual funds.
- a €172.3 million increase in pension funds.

The following table shows a breakdown by type of product and by distribution channel of the funds managed by MAPFRE VIDA and its subsidiaries:

	31.03.05	31.03.04	% Var. 05/04
Regular premiums insurance	4,184.5	3,767.3	11.1%
- Agents channel	3,871.2	3,473.6	11.4%
- Bank channel	313.3	293.7	6.7%
Single premiums insurance	7,745.2	6,980.7	11.0%
- Agents channel	3,264.1	2,875.5	13.5%
- Bank channel	4,481.1	4,105.2	9.2%
Life Insurance - Risk	129.1	105.1	22.8%
- Agents channel	31.9	27.4	16.4%
- Bank channel	97.2	77.7	25.1%
MUSINI VIDA	1,093.5	1,181.5	-0.1
Total Mathematical reserves	13,152.3	12,034.6	9.3%
Other reserves	210.9	226.5	-6.9%
TECHNICAL RESERVES	**13,363.2**	**12,261.1**	**9.0%**
MUTUAL FUNDS	2,852.2	2,406.2	18.5%
PENSIONS FUNDS[1]	1,047.6	875.3	19.7%
- Individual system	944.4	792.9	19.1%
- Employers' system	103.2	82.4	25.2%
THIRD-PARTY FUNDS UNDER MANAGEMENT	**17,263.0**	**15,542.6**	**11.1%**
SHAREHOLDERS' EQUITY	513.1	478.8	7.2%
TOTAL FUNDS UNDER MANAGEMENT	**17,776.1**	**16,021.4**	**11.0%**
MUSINI S.A.	608.6	617.1	0.0
- Life insurance reserves	514.9	512.0	0.0
- Mutual funds	29.9	31.2	0.0
- Pensions funds	63.8	73.9	-0.1
TOTAL FUNDS UNDER MANAGEMENT, LIFE AND SAVINGS BUSINESS	**18,384.7**	**16,638.5**	**10.5%**

Figures in million euros

(1) At the end of the first quarter of 2004 these funds included €704.3 million corresponding to defined benefit pension funds entered into through a Life insurance contract.

MAPFRE VIDA and its subsidiaries reached a net consolidated profit of €27.9 million, a 4.9% increase with respect to the same period of the previous year.

GENERAL INSURANCE OPERATING UNIT

Premiums written and accepted by MAPFRE SEGUROS GENERALES and its subsidiaries amounted to €445.4 million. The 9.7% increase over the first quarter of 2004 was the result of growth rates close to 16% across the main branches of business and of a slight 2.4% increase in Burial insurance, as annual policies' cancellations concentrate in the first quarter of the year in this line of business.

The 10.2% increase in the net consolidated profit of this Unit reflected:

- the growth in business volumes;
- a relatively stable technical result;
- larger financial income.

COMMERCIAL INSURANCE OPERATING UNIT

The legal integration of the Commercial Insurance Operating Unit into a single group was effected in the first quarter of the year through the sale to MUSINI of a 100% shareholding in MAPFRE INDUSTRIAL and another 99.9% shareholding in MAPFRE CAUCIÓN Y CRÉDITO. These transactions, whose effects are retroactive from 01/01/05, were carried out at net worth, so that no goodwill arose.

The business activities of the Commercial Insurance Operating Unit evolved favourably during the first quarter of the year, as evidenced by the 15.7% increase in its consolidated premiums, which amounted to €391.3 million.

Beginning in 2005, policies are issued in accordance with the new business structure, which is formed by the Industrial Risks, Large Risks and Credit and Surety divisions. This has translated into a redistribution of business between MAPFRE INDUSTRIAL and MUSINI, leading to a significant increase in the premiums figures of the former and a reduction of issuance volumes in the latter. These differences even out within the Unit, which recorded increases of 16% in Industrial Risks and 21% in Large Risks due to the winning of new business. MAPFRE CAUCIÓN Y CRÉDITO was not affected by these changes.

The net consolidated profit of the Unit was €21.1 million, a 18.5% increase, despite a series of large claims, among which those of the Windsor building in Madrid and the Carmel tunnel in Barcelona, whose estimated costs, net of cessions to reinsurers, amount to €3

and €1.3 million, respectively, must be singled out.

The net profit of MAPFRE INDUSTRIAL increased 46.3% to €12 million thanks to:

- significant growth in business volumes;
- an improvement in the technical result;
- larger financial income.

The net profit of MAPFRE CAUCIÓN Y CRÉDITO was €2.7 million, a 3.9% increase. The quarter was characterised by the strong expansion of the Latin American subsidiaries and by an increase in financial income.

MUSINI made a net profit of €6.3 million. The decrease with respect to the same period of the previous year was due to the reduction in business volumes.

MAPFRE CAJA SALUD

The volume of premiums grew again at a steady rate, rising 11.8% with respect to the same period of the previous year. The increase in issuance came primarily from the Health Assistance branch, with a balanced breakdown between individual and corporate customers.

The technical result worsened with respect to the same period of the previous year, leading to a decrease in the net profit. Nonetheless, such result is beginning to show an improvement compared to the close of 2004.

Companies operating primarily abroad

Premiums written by the Units and Companies whose activity is primarily international evolved as follows:

CONSOLIDATED PREMIUMS			
	million euros		
	31.03.05	31.03.04	% Var. 05/04
DIRECT INSURANCE	**363.9**	**343.2**	**6.0%**
MAPFRE AMÉRICA	360.9	340.6	6.0%
MAPFRE ASIAN (The Philippines)	3.0	2.6	15.4%
ACCEPTED REINSURANCE (REINS. OP. UNIT)	**315.7**	**274.9**	14.8%
ASSISTANCE (ASSISTANCE OPERATING UNIT)	**55.0**	**36.8**	49.5%
TOTAL CUMULATIVE PREMIUMS	**734.6**	**654.9**	12.2%
Intragroup transactions eliminated upon consolidation	**-114.8**	**-123.4**	-7.0%
TOTAL CONSOLIDATED PREMIUMS	**619.8**	**531.5**	16.6%

The breakdown by business line of the direct insurance premiums written by the Units and Companies whose activity is primarily international is shown in the following table:

WRITTEN PREMIUMS			
	million euros		
	31.03.05	31.03.04	% Var. 05/04
Motor	167.4	175.7	-4.7%
Health and accidents	72.9	47.7	52.8%
Other Non-Life	114.9	108.8	5.6%
TOTAL NON-LIFE	**355.2**	**332.2**	**6.9%**
TOTAL LIFE	**8.7**	**11.0**	**-20.9%**
TOTAL	**363.9**	**343.2**	**6.0%**

MAPFRE AMÉRICA

The net consolidated profit was €16.4 million. The 28.1% increase over the same period of the previous year reflected:

- Sustained premium growth in local currency, as a result of:
  - the strong development of the Health insurance branch, due to the winning of new group contracts by MAPFRE LA SEGURIDAD (Venezuela) and to the expansion of this business at MAPFRE PRAICO (Puerto Rico);
  - the slow growth of the General insurance branch caused by the cancellation of commercial insurance policies written on a fronting basis by MAPFRE CHILE, MAPFRE PRAICO y MAPFRE TEPEYAC (Mexico);
  - lower issuance volumes in the Motor insurance branch, due to the cancellation of contracts at MAPFRE TEPEYAC in the second quarter of 2004.
- Larger financial income, primarily due to rising interest rates in the region.

The following must be noted with respect to the results of subsidiaries:

- MAPFRE TEPEYAC increased its net profit considerably, thanks primarily to the improvement in its technical result;
- MAPFRE URUGUAY recorded a quarterly loss caused by the impact of the appreciation of the peso on US dollar-denominated investments.

The following table shows a comparison of premiums growth rates in euros and in local currency:

		WRITTEN AND ACCEPTED PREMIUMS			RESULT[1]	
			% Var.			
COUNTRY	**COMPANY**	**31.03.05**	**€**	**Loc. Ccy.**	**31.03.05**	**31.03.04**
Argentina	MAPFRE ARGENTINA	48.0	5.7%	12.8%	1.8	1.2
Brazil	MAPFRE VERA CRUZ	78.1	12.1%	9.3%	2.7	1.4
Chile	MAPFRE S.G. CHILE	20.4	9.1%	8.5%	0.6	0.6
Colombia	MAPFRE S.G. COLOMBIA	12.9	22.9%	13.7%	0.3	0.6
El Salvador	LA CENTRO AMERICANA	8.4	13.5%	19.5%	0.9	0.5
Mexico	MAPFRE TEPEYAC	56.4	-25.5%	-20.4%	6.2	2.7
Paraguay	MAPFRE PARAGUAY	1.8	0.0%	9.1%	0.1	0.2
Peru	MAPFRE PERU	7.9	36.2%	35.9%	0.0	0.2
Puerto Rico	MAPFRE USA	51.8	1.6%	2.5%	6.3	4.7
Uruguay	MAPFRE URUGUAY	2.0	-4.8%	-11.0%	-0.1	0.1
Venezuela	MAPFRE LA SEGURIDAD	73.2	39.4%	58.7%	6.1	7.2

(1) Result before tax and minority interests calculated in accordance with PGC/PCEA criteria.

In the first three months of the year, 84 new offices have been opened, 40 of which are direct.

MAPFRE RE

The premiums of the Reinsurance Unit grew 14.8% with respect to the same period of the previous year, reaching €315.7 million.

The volume of catastrophe claims increased compared to first quarter of 2004. Those caused by the fire at the Windsor building in Madrid and by winter storm Erwin, whose net estimated costs, net of retrocessions, are €10 and €10.6 million, respectively, stand out among them. Nevertheless, net profit grew 19.6%, on the back of the increase in business volumes and of larger financial income.

Due to the adoption of IFRS, the equalisation reserve is no longer being appropriated.

MAPFRE ASISTENCIA

The notable 49,5% increase in premiums over the same period of the previous year is due primarily to the contribution from the Pecuniary Losses business (€12 million), in which MAPFRE ASISTENCIA began operating in the month of June of 2004.

MAPFRE ASISTENCIA made a gross profit of €2.3 million, a 27.8% increase over the same period of the previous year. The net profit has remained unchanged due to the increase in the tax rate caused by the full consolidation of companies previously accounted for by the equity method.

The following table summarises the variations in the results of subsidiaries with respect to the same period of the previous year:

RESULTS OF SUBSIDIARY COMPANIES (Million euros)	Before taxes and minority interests		After taxes and minority interests	
	31.03.05	31.03.04	31.03.05	31.03.04
FULLY CONSOLIDATED SUDSIDIARIES				
Companies operating primarily in Spain				
LIFE INSURANCE OPERATING UNIT[1]	42.6	40.3	27.9	26.6
GENERAL INSURANCE OPERATING UNIT	29.4	27.3	19.4	17.6
COMMERCIAL INSURANCE OPERATING UNIT	29.5	25.1	21.1	17.8
MAPFRE CAJA SALUD	3.8	4.5	2.3	2.9
OTHER	0.3	0.3	0.0	0.2
Companies operating primarily abroad				
MAPFRE AMÉRICA	21.3	15.9	16.4	12.8
MAPFRE RE	28.3	24.6	19.5	16.3
MAPFRE ASISTENCIA	2.3	1.8	1.3	1.3
OTHER	0.4	0.1	0.4	0.2
EQUITY-ACCOUNTED SUBSIDIARIES[2]				
GESMADRID	1.3	1.2	0.9	0.8
CAJA MADRID PENSIONES	0.5	0.4	0.4	0.3
CAJA MADRID BOLSA	0.6	0.3	0.4	0.2

(1) Includes the results of MAPFRE INVERSIÓN and MAPFRE VIDA PENSIONES

(2) Consolidated in proportion to the percentage of ownership in each company.

B3) INVESTMENTS AND DISPOSALS

The following investments and disposals were carried out during the first quarter of the year:

Investments carried out directly by CORPORACIÓN MAPFRE

- CORPORACIÓN MAPFRE acquired shares equivalent to a 15.18% holding in the share capital of MIDDLESEA INSURANCE, thereby raising its stake in the aforementioned company to 20.66%. This transaction is part of an agreement between the MIDDLESEA GROUP and MAPFRE, by virtue of which MIDDLESEA INSURANCE will acquire the 39% shareholding in PROGRESS ASSICURAZIONI (Italy) owned by CORPORACIÓN MAPFRE. The balance of these two transactions will imply a net outlay of approximately € 5 million for CORPORACIÓN MAPFRE.

Investments carried out by subsidiaries

- MAPFRE INDUSTRIAL agreed to purchase for a price of €2.5 million the entire share capital of ENKEN SERVICIOS DE PREVENCIÓN and ENKEN ASISTENCIA SANITARIA. These companies specialise in risk prevention and health assistance services focussed on occupational health.

Financing

The investments detailed aboved were funded with available cash.

B4) PERSONNEL

CORPORACIÓN MAPFRE, its subsidiaries and affiliates had a payroll of 14,097 employees as of 31 March 2005, 4,786 of which in Spain and 9,311 in other countries. The 381 persons reduction in staff levels with respect to same period of the previous year is partly a result of the restructuring of the MAPFRE NETWORK, which has involved the transfer of part of the subsidiaries' commercial staff to the workforce of MAPFRE MUTUALIDAD.

B5) RESULTADOS DEL SISTEMA MAPFRE

CORPORACIÓN MAPFRE is a subsidiary of MAPFRE MUTUALIDAD, the leading Motor insurer in Spain, which owns 55.7% of its share capital. Together with their respective subsidiaries they form SISTEMA MAPFRE, which in the first quarter of 2005 recorded total revenues of € 3,402.3 million, 8.1% increase over the previous year. The profit after tax increased by 9.9%.

The consolidated income statement of SISTEMA MAPFRE is shown below:

CONSOLIDATED INCOME STATEMENT
(million euros)

	31.03.05	31.03.04	% Var. 05/04
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,377.0	2,107.2	12.8%
Premiums earned, net of ceded and retroceded reinsurance	1,484.5	1,307.4	13.5%
Net claims incurred and variation in other technical provisions	-1,069.2	-888.6	20.3%
Net operating expenses	-277.3	-279.2	-0.7%
Other technical income and expenses	-19.4	-24.3	-20.2%
TECHNICAL RESULT	118.6	115.3	2.9%
Net financial income	78.5	79.1	-0.8%
Other non-technical income and expenses	5.9	-1.1	---
Result of the Non-life business	**203.1**	**193.3**	**5.1%**
LIFE INSURANCE AND REINSURANCE	**0.0**	**0.0**	**0.0%**
Gross written and accepted premiums	541.9	642.7	-15.7%
Premiums earned, net of ceded and retroceded reinsurance	487.5	575.5	-15.3%
Net claims incurred and variation in other technical provisions	-573.0	-666.6	-14.0%
Net operating expenses	-47.3	-49.2	-3.9%
Other technical income and expenses	-3.8	-2.5	52.0%
TECHNICAL RESULT	-136.7	-142.8	-4.3%
Net financial income	169.9	162.1	4.8%
Unrealised gains and losses in unit-linked investments	4.2	6.8	-38.2%
Other non-technical income and expenses	0.6	-0.1	---
Result of the Life business	**38.1**	**26.0**	**46.5%**
OTHER BUSINESS ACTIVITIES	**0.0**	**0.0**	**0.0%**
Operating income	120.3	44.3	171.6%
Operating expenses	-124.2	-39.5	---
Net financial income	3.6	-3.0	---
Results from minority shareholdings	1.9	1.8	5.6%
Other net income	0.2	0.0	---
Result of the Other Business Activities	**1.8**	**3.6**	**-50.0%**
Result before tax and minority shareholders	**242.9**	**222.9**	**9.0%**
Taxes	-65.8	-61.8	6.5%
Result after tax	**177.1**	**161.1**	**9.9%**
Result attributable to minority shareholders	-69.2	-59.5	16.3%
Result after tax and minority shareholders	**107.9**	**101.5**	**6.3%**
Non-life loss ratio (1)	72.0%	68.0%	
Non-life expense ratio (1)	20.0%	23.2%	
Non-life combined ratio (1)	92.0%	91.2%	
Life expense ratio (2)	1.5%	1.8%	

1) Ratios calculated over net premiums earned.

2) (Net operating expenses + profit sharing and returns – other technical income + other technical expenses) / average Life and unit-linked reserves.

Additional information

A complementary presentation that contains a breakdown of the variations in the main components of the net profit and equity for fiscal year 2004 caused by their restatement under IFRS, together with a summary of the main accounting impacts deriving from the adoption of the aforementioned standards, is being released simultaneously with this report (accessible at www.mapfre.com).

ANNEX:

A COMPARISON OF THE CONSOLIDATED BALANCE SHEET PREPARED UNDER THE APPLICABLE NATIONAL ACCOUNTING STANDARDS AND UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS

ASSETS (million euros)	OPENING OF FISCAL YEAR 2005 (IFRS)	CLOSE OF FISCAL YEAR 2004 (SPANISH GAAP)
Start-up expenses		17.9
Goodwill	494.7	343.8
Other intangible assets	97.3	168.5
Deferred expenses		9.5
INTANGIBLE ASSETS, START-UP AND DEFERRED EXPENSES	**592.0**	**539.7**
Real estate for own use	259.8	638.8
Real estate investments	387.0	
Financial investments	17,672.2	15,048.9
Equity-accounted investments	64.0	261.8
Own shares		–
Deposits established for accepted reinsurance	119.1	116.5
Other investments	85.1	–
INVESTMENTS	**18,587.1**	**16,066.0**
UNIT-LINKED INVESTMENTS	**361.1**	**361.1**
REINSURERS' SHARE IN TECHNICAL RESERVES	**1,166.4**	**1,166.4**
Credits on direct insurance, reinsurance and coinsurance	1,126.5	1,134.2
Tax, corporate and other credits	747.0	194.0
Fixed assets	87.8	81.4
Cash and equivalents	920.8	856.4
Other assets	386.2	607.3
Non-operating assets available for sale and assets pertaining to discontinued activities	0.8	–
CREDITS, OTHER ASSETS AND ACCRUALS	**3,269.1**	**2,873.2**
TOTAL ASSETS	**23,975.7**	**21,006.4**

The main variations in the Assets originate from:

- The booking of investments at fair value.
- The full consolidation of companies previously accounted for by the equity method, which has implied the substitution of the value of the investment in each of them with their respective assets.
- The reclassification under the heading "Real estate investments" of real estate properties held as an investment.

LIABILITIES AND NET WORTH (million euros)	OPENING OF FISCAL YEAR 2005 (IFRS)	CLOSE OF FISCAL YEAR 2004 (SPANISH GAAP)
Capital	113.8	119.5
Reserves	1,788.5	1,404.8
> Of which: equity adjustments due to the transition to IFRS (*)	164.8	
Other equity instruments	--	--
Less: own securities	--	--
Valuation adjustments	--	
Result for the period		182.9
Less: interim dividend	-35.8	-35.8
A) NET WORTH UNDER NATIONAL ACCOUNTING STANDARDS/ NET WORTH ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY	**1,866.4**	**1,671.3**
B) MINORITY INTERESTS	**844.7**	**731.4**
TOTAL NET WORTH UNDER IFRS (A + B)	**2,711.1**	
NEGATIVE CONSOLIDATION DIFFERENCES		**3.1**
DEFERRED INCOME	--	**13.4**
SUBORDINATED LIABILITIES	--	--
TECHNICAL RESERVES	**17,443.4**	**16,180.9**
UNIT-LINKED RESERVES	**361.1**	**361.1**
OTHER RESERVES	**161.3**	**111.5**
DEPOSITS RECEIVED ON CEDED INSURANCE	**147.7**	**147.7**
Issuance of debt and other tradeable securities	282.0	275.0
Due to credit institutions	78.2	78.0
Due on direct insurance, reins. and coins. (brokers, policyholders)	654.2	590.6
Other liabilities	2,136.5	842.3
Liabilities linked directly to non-operating assets available for sale and assets pertaining to discontinued activities	--	--
DEBTS AND ACCRUALS	**3,151.0**	**1,786.0**
TOTAL LIABILITIES	23,975.7	21,006.4

(*) Line shown only for information purposes only. The amounts indicated must not be added in order to arrive at the "TOTAL NET WORTH UNDER IFRS".

The main variations in the Liabilities originate from:

- The booking of the liabilities of companies previously accounted for by the equity method that are now fully consolidated.
- The addition to Life insurance reserves of the share of policyholders in the unrealised gains of the backing assets.
- The following variations in equity reserves:
  - the addition of the adjustments deriving from the adoption of IFRS (i.e. the interest of shareholders in net unrealised gains; equalisation reserves; etc.);
  - the distribution of the profit for fiscal year 2004;
  - the recognition of the increase in the net profit for fiscal year 2004 deriving from the adoption of IFRS.

C) BASIS OF PRESENTATION AND VALUATION CRITERIA

The financial statements included in this document have been prepared in accordance with International Financial Reporting Standards. On this date the presentation "CORPORACIÓN MAPFRE – Adoption of International Financial Reporting Standards", which contains an explanation of the main quantitative and qualitative impacts deriving from the adoption of the aforementioned standards, has been filed with the National Securities Markets Commission ("Comisión Nacional del Mercado de Valores" or "CNMV).

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros per Share	Amount (€ '000)
1. Ordinary Shares	3100	24	0.12	28,668
2. Preference Shares	3110	--	--	--
3. Redemptible Shares	3115	--	--	--
4. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc...):

Supplementary dividend paid out of the results for fiscal year 2004 on 14 March 2005. Shares numbered 1 to 238,900,706, both inclusive, collected €0.12 gross per share.

MAPFRE **PRESS RELEASE**

SISTEMA MAPFRE RECORDED REVENUES OF €3,402 MILLION AND A NET PROFIT OF €177 MILLION UNDER IFRS AT THE CLOSE OF MARCH 2005

CORPORACIÓN MAPFRE, THE GROUP'S LISTED HOLDING COMPANY, INCREASED ITS NET PROFIT BY 21.3%

SISTEMA MAPFRE and its listed holding company CORPORACIÓN MAPFRE are releasing for the first time their results prepared in accordance with International Financial Reporting Standards (IFRS). The Group's figures calculated in accordance with the standards of the Spanish General Accounting Chart and of the Spanish Accounting Chart for Insurance Companies ("Plan General de Contabilidad" and "Plan Contable de Entidades Aseguradoras", hereinafter referred to as "PGC/PCEA") are likewise being given for the purpose of comparison.

1. FIGURES FOR SISTEMA MAPFRE (IFRS)

At the close of March 2005, SISTEMA MAPFRE recorded consolidated revenues of €3,402.3 million, an 8.1% increase over the previous year, €2,918.9 million of which corresponded to direct insurance and accepted reinsurance premiums.

The consolidated profit before tax was €242.9 million, a 9% increase. Profit after tax amounted to €177.1 million, up 9.9% over the same period of fiscal year 2004.

It is worth noting the contribution to this excellent result of the Group's parent company, MAPFRE MUTUALIDAD, whose profit was €111.4 million (+15.5%). Motor insurance premiums grew more than 10% over the same period of the previous year.

Consolidated third-party funds managed by the Group in Life insurance and savings products reached €18,179.9 million, rising by 10.6% with respect to the same period of the previous year.

MAPFRE

PRESS RELEASE

2. FIGURES FOR CORPORACIÓN MAPFRE (IFRS)

CORPORACIÓN MAPFRE, the listed holding company for most of the Group's subsidiaries, filed today with the National Securities' Markets Commission ("Comisión Nacional del Mercado de Valores" or "CNMV") a report on its results at the close of March 2005, which likewise evolved very positively. Non–life insurance premiums grew 14.9%, while funds managed in Life insurance and savings products rose by 10.5%. Total revenues reached €2,696.3 million, an 8.5% increase.

The consolidated profit before tax and minority interests was €151.8 million and the net profit reached €67.2 million, exceeding the result for the same period of the previous year by 21.3%.

The subsidiaries of CORPORACIÓN MAPFRE that operate in Spain, which are grouped under MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, obtained a volume of premiums of €1,644.6 million and a profit before tax and minority interest of €105.3 million (an 8.3% increase). In Non-life insurance it is worth noting the growth of the Commercial Insurance Operating Unit, both in terms of premiums (+15.7%) and profits (+17.5%), and of the General Insurance Operating Unit, in which virtually all branches of business obtained increases in the region of 16%. Third-party funds managed by MAPFRE VIDA and its subsidiaries rose by 10.6% to €17,871.6 million.

MAPFRE AMÉRICA stood out among the subsidiaries of CORPORACIÓN MAPFRE operating abroad, recording increases of 6% in its premiums volume (€360.9 million) and of 34% in its profit (€21.3 million). The premiums of international insurer MAPFRE RE increased by 14.8% to €315.7 million and its profit grew 15%, reaching €28.3 million.

CORPORACIÓN MAPFRE filed with the CNMV a detailed report, which provides complementary information about the changes deriving from the adoption of IFRS. This report also includes the opening balance sheet as at 1 January 2005, which

showed consolidated net assets of €2,711.1 million, €308.4 million larger than the equivalent amount in the balance sheet reported under PGC/PCEA as at 31 December 2004.

3. FIGURES CALCULATED UNDER PGC/PCEA

Total revenues and premiums reported under IFRS for the Group and for CORPORACIÓN MAPFRE do not differ meaningfully from those calculated under PGC/PCEA.

The profit before tax and minority interests of SISTEMA MAPFRE was €210.6 million (a 13.2% increase), €32.3 million lower than the equivalent result under IFRS, due, among others, to a €19.3 million appropriation to the equalisation reserve and to goodwill amortisation of €5.5 million.

The profit before tax and minority interests of CORPORACIÓN MAPFRE amounted to €127.8 million (a 22.1% increase), €24 million lower than the equivalent result under IFRS, due to the same reasons as SISTEMA MAPFRE.

Third-party funds managed by the Group in Life insurance and savings products reached €16,615.5 million, €1,564.4 million lower than funds managed under IFRS, as Life insurance reserves do not include unrealised gains in their backing assets.

Madrid, 27 April 2005

Should you need additional information, please contact MAPFRE, Dirección General de Comunicación y Responsabilidad Social (phone +34-91-581-2216, fax +34-91-581-8382, e-mail ndelolm@mapfre.com).

MAPFRE

PRESS RELEASE

FINANCIAL INFORMATION FOR SISTEMA MAPFRE AS AT 31.03.2005

1. Consolidated Income Statement for MAPFRE MUTUALIDAD and its subsidiaries (IFRS)

ITEMS	€ million		% Variation
	2005	2004	05 / 04
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,377.0	2,107.2	12.8
Premiums earned, net of ceded and retroceded reinsurance	1,484.5	1,307.4	13.5
Net claims incurred and variation in other technical provisions	(1,069.2)	(888.6)	20.3
Net operating expenses	(277.3)	(279.2)	(0.7)
Other technical income and expenses	(19.4)	(24.3)	(20.2)
TECHNICAL RESULT	**118.6**	**115.3**	**2.9**
Net financial income	78.5	79.1	(0.8)
Other non-technical income and expenses	5.9	(1.1)	-
Result of the Non-life business	***203.0***	***193.3***	***5.0***
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	541.9	642.7	(15.7)
Premiums earned, net of ceded and retroceded reinsurance	487.5	575.5	(15.3)
Net claims incurred and variation in other technical provisions	(573.0)	(666.6)	(14.0)
Net operating expenses	(47.3)	(49.2)	(3.9)
Other technical income and expenses	(3.8)	(2.5)	52.0
TECHNICAL RESULT	**(136.6)**	**(142.8)**	**(4.3)**
Net financial income	169.9	162.1	4.8
Unrealised gains and losses in unit-linked investments	4.2	6.80	(38.2)
Other non-technical income and expenses	0.6	(0.10)	-
Result of the Life business	**38.1**	**26.0**	**46.5**
OTHER BUSINESS ACTIVITIES			
Operating income	120.3	44.30	171.6
Operating expenses	(124.2)	(39.50)	214.4
Net financial income	3.6	(3.00)	-
Results from minority shareholdings	1.9	1.80	5.6
Other net income	0.2	0.0	-
Result of the Other Business Activities	**1.8**	**3.6**	**(50.0)**
Result before tax and minority shareholders	**242.9**	**222.9**	**9.0**
Taxes	(65.8)	(61.8)	6.5
Result after tax	**177.1**	**161.1**	**9.9**

MAPFRE

PRESS RELEASE

FINANCIAL INFORMATION FOR SISTEMA MAPFRE AS AT 31.03.2005

2. Consolidated results of CORPORACION MAPFRE (IFRS)

COMPANIES	€ million		% Variation
	2005	2004	05 / 04
Subsidiaries of MAPFRE-CAJA MADRID HOLDING			
MAPFRE VIDA	42.6	40.3	5.7
MAPFRE SEGUROS GENERALES	29.4	27.3	7.7
MAPFRE EMPRESAS	29.5	25.1	17.5
MAPFRE CAJA SALUD	3.8	4.5	(15.6)
Other subsidiaries of CORPORACION MAPFRE			
MAPFRE AMERICA	21.3	15.9	34.0
MAPFRE RE	28.3	24.6	15.0
MAPFRE ASISTENCIA	2.3	1.8	27.8
MAPFRE INMUEBLES	0.2	0.1	100.0
TOTAL SUBSIDIARIES	**157.4**	**139.6**	**12.8**
Consolidation adjustments and other items	5.6	6.4	-
Result before tax and minority shareholders	**151.8**	**133.2**	**14.0**
Taxes	(45.4)	(42.8)	6.1
Result after tax	**106.4**	**90.4**	**17.7**
Result attributable to minority shareholders	(39.2)	(35.0)	12.0
Result attributable to CORPORACIÓN MAPFRE	**67.2**	**55.4**	**21.3**

MAPFRE

PRESS RELEASE

FINANCIAL INFORMATION FOR SISTEMA MAPFRE AS AT 31.03.2005

3. Comparison of key figures: IFRS vs. PGC/PCEA

COMPANIES	€ million		% Variation
	IFRS	PGC/PCEA	
MAPFRE MUTUALIDAD AND SUBSIDIARIES			
Total revenues	3,402.3	3,340.5	1.9
Premiums written	2,918.9	2,918.5	0.0
Result before tax	177.1	155.1	14.2
Third-party funds managed in Life ins. and savings prods.	18,179.9	16,615.5	9.4
CORPORACIÓN MAPFRE			
Total revenues	2,696.3	2,639.0	2.2
Premiums written	2,264.4	2,264.0	0.0
Result before tax	151.8	127.8	18.8
Result after tax	67.2	58.8	14.2

CORPORACIÓN MAPFRE

Adoption of International Financial Reporting Standards



MAPFRE

London, 28 April 2005

Disclaimer

Impacts have been calculated on the basis of the standards and interpretations adopted so far by the European Union (EU). Therefore, such calculation has not taken into account: any new standards or changes to existing standards that IASB may issue and MAPFRE may voluntarily adopt; any interpretations that may be released by IFRIC; any standards and interpretations that may be adopted by the EU; nor any interpretations that the industry may arrive at.

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.

Adoption of IFRS

Executive Summary

A new accounting framework...

- International Financial Report Standards (IFRS) are being introduced to increase transparency and harmonise accounting standards across the EU
- In the case of insurance industry, accounting changes will be introduced in two phases, postponing the valuation of insurance contracts to Phase II (2007/8+)
- As a consequence of Phase I, an asymmetry arises between the valuation of assets and liabilities

...for which MAPFRE is ready

- Beginning in March 2005, financial information is published under IFRS and a reconciliation to Spanish accounting standards is provided for the net result and for the balance sheet at the close of 2004

The way we run our business does not change...

- Current IFRS does not affect the technical management of the insurance business

...nor does the process through which dividend distributions is determined

- The process through which dividend distribution is determined does not vary

- In the following pages we present a restatement of shareholders' equity for fiscal years 2003 and 2004 and of the profit for fiscal year 2004, together with a summary of the main impacts of the new standards[1]
- The final accounting impacts will be given in the 2005 consolidated Annual Report

(1) The information contained herein has been prepared with the aim to give an overview of the main impacts deriving from the adoption of IFRS. The quantification of such impacts will not be final until the approval by the Board of Directors of the consolidated annual accounts for fiscal year 2005

Adoption of IFRS

1. Executive summary
2. **Summary of Impacts on Equity and Profit**
3. Main IFRS Effects – Accounting and Valuation Policies
4. Presentation and Companies included in the Consolidation
5. Glossary

Summary of Impacts in Equity and Profit

SUMMARY OF IMPACTS IN CORPORACIÓN MAPFRE

Standard	Items	Impact	MAPFRE
IFRS 3: Business Combinations	Goodwill	High	Goodwill is no longer amortised systematically
IFRS 4: Insurance contracts	Equalisation reserves	High	Appropriations to equalisation reserves are no longer made. Existing reserves are added to equity
	Liability adequacy test	High	Current reserve calculation criteria meet the minimum requirements of IFRS 4's liability adequacy test with two exceptions, fully appropriated and charged to equity net of tax
IAS 39: Financial Instruments - recognition and measurement	Classification and valuation of financial investments	High	MAPFRE reclassifies most of its investment portfolio to "available for sale" with changes in fair value recorded in equity (and to a lesser amount, in income)
Other standards: IAS 38, IAS 12, IAS 21	Start-up and capital increase expenses *Tax credits and liabilities* Positive foreign exchange translation differences	Low	These adjustments are not significant for MAPFRE
IFRS 4: Insurance contracts	Unbundling of embedded derivatives	Inconsequential	Only one product requires the separation and recognition at fair value of the embedded derivative
	Unbundling of deposit components	No accounting impact	Unbundling is not necessary as the deposit component of Life insurance is already recognised
	Product classification	No accounting impact	All products in MAPFRE are classified as Insurance products and existing reserve accounting criteria are maintained

Summary of Impacts in Equity and Profit

RECONCILIATION TO IFRS OF THE CONSOLIDATED RESULT FOR FISCAL YEAR 2004 (1)

ITEM	Gross Amount	Taxes	Minority interests	Attributable result	IFRS/IAS Standard	Page of reference
2004 Profit under PGC/PGEA	**403.4**	**-118.4**	**-102.0**	**182.9**		
Reversal of goodwill amortisation	29.2	-2.3	-11.0	15.9	IFRS 3	12
Reversal of the appropriation to the equalisation reserve	27.2	-9.6	-5.0	12.7	IFRS 4	13, 20
Differences in the valuation of investments	16.3	-5.4	-5.1	5.9	IAS 39	27, 28, 29
Amortisation of start-up expenses	5.1	-1.3	-0.9	3.0	IAS 38	31
Embedded derivatives (recognition of fair value, hedges)	-2.9	1.0	0.2	-1.7	IAS 39	30
Differences in the valuation of technical reserves	-2.0	0.7	0.6	-0.7	IFRS 4	16, 20
Deferred Income (exchange rate and negative consolidation differences)	0.4	0.1	0.0	0.6	IFRS 3, IAS 21	12, 33
Deferred taxes (timing diffs. and credits recoverable beyond 10 yrs.)	0.0	-1.0	0.0	-1.0	IAS 12	32
Other items	15.7	-13.7	-0.6	1.4	Various	---
Total adjustments	**89.1**	**-31.5**	**-21.7**	**36.0**		
2004 Profit under IFRS	**492.5**	**-149.9**	**-123.7**	**218.9**		

(1) Figures have not been reviewed by the external auditors of the Company and may include round-ups
Figures in million euros

Summary of Impacts in Equity and Profit

RECONCILIATION TO IFRS OF THE CONSOLIDATED EQUITY AT THE CLOSE OF FISCAL YEAR 2004 (1)

ITEM	Gross Amount	Taxes	Net amount	Equity breakdown as at 31 December 2004						IAS / IFRS Standard
				Share capital	Reserves/ valuation adjustments	Attributable result	Reserves	Minority interests	TOTAL Equity	
Under PGC/PGEA	---	---	---	**119.5**	---	**182.9**	**1,369.0**	**731.4**	**2,402.8**	
Differences in the valuation of investments	1,649.7	-574.6	1,075.2	---	551.8	5.9	---	517.5	1,075.2	IAS 39
Differences in the valuation of technical reserves	-1,394.6	488.1	-906.5	---	-461.0	-0.7	---	-444.9	-906.5	IFRS 4
Reversal of the appropriation to the equalisation reserve	100.0	-34.3	65.7	---	35.1	12.7	---	18.0	65.7	IFRS 4
Deferred taxes	---	29.5	29.5	---	21.4	-1.0	---	9.2	29.5	IAS 12
Reversal of goodwill amortisation	29.2	-2.3	26.8	---	---	15.9	---	11.0	26.8	IFRS 3
Embedded derivatives (recognition to fair value, hedges)	25.0	-8.7	16.2	---	18.1	-1.7	---	-0.2	16.2	IAS 39
Deferred Income	15.2	-1.5	13.7	---	10.4	0.6	---	2.7	13.7	IFRS 3, IAS 21
Amortisation of start-up expenses	-17.7	4.8	-13.0	-5.6	-8.5	3.0	---	-1.8	-13.0	IAS 38
Other items	1.0	-0.2	0.8	---	-2.4	1.4	---	1.9	0.8	Various
Under IFRS	**407.7**	**-99.2**	**308.5**	**113.8**	**164.8**	**218.9**	**1,369.0**	**844.7**	**2,711.2**	

(1) Figures have not been reviewed by the external auditors of the Company and may include round-ups
Figures in million euros

Summary of Impacts in Equity and Profit

RECONCILIATION TO IFRS OF THE CONSOLIDATED EQUITY AT THE CLOSE OF FISCAL YEAR 2003 (1)

ITEM	Gross Amount	Taxes	Net amount	Equity breakdown as at 31 December 2003						IAS / IFRS Standard
				Share capital	Reserves/ valuation adjustments	Attributable result	Reserves	Minority interests	TOTAL Equity	
Under PGC/PGEA	---	---	---	**90.8**	---	**141.3**	**856.4**	**675.7**	**1,764.2**	
Differences in the valuation of investments	897.6	-313.7	583.9	---	300.7	---	---	283.2	583.9	IAS 39
Differences in the valuation of technical reserves	-735.4	257.4	-478.0	---	-243.3	---	---	-234.7	-478.0	IFRS 4
Reversal of the appropriation to the equalisation reserve	73.0	-24.5	48.5	---	34.5	---	---	14.0	48.5	IFRS 4
Deferred taxes	0.0	29.2	29.2	---	20.4	---	---	8.8	29.2	IAS 12
Embedded derivatives (recognition to fair value, hedges)	27.8	-9.7	18.1	---	18.1	---	---	0.0	18.1	IAS 39
Deferred Income	13.8	-1.4	12.4	---	9.8	---	---	2.6	12.4	IFRS 3, IAS 21
Amortisation of start-up expenses	-11.0	2.3	-8.7	---	-7.2	---	---	-1.5	-8.7	IAS 38
Other items	9.5	-9.8	-0.2	---	-1.3	---	---	1.2	-0.2	Various
Under IFRS	**275.5**	**-70.3**	**205.2**	**90.8**	**131.6**	**141.3**	**856.4**	**749.3**	**1,969.4**	

(1) Figures have not been reviewed by the external auditors of the Company and may include round-ups
Figures in million euros

Summary of Impacts in Equity and Profit

STATEMENT OF CHANGES IN EQUITY BETWEEN 01.01.04 AND 31.12.04 (1)

	Share Capital	Reserves	Valuation adjustments	Profit	Minority interests	Total Equity
Balance as at 1 January 2004	**90.8**	**856.4**	**131.6**	**141.3**	**749.3**	**1,969.4**
Net unrealised gains recognised in equity		-45.8	33.4		21.9	9.5
Other increases/decreases		9.7	-0.2			9.6
Profit for the period				218.9	123.7	342.6
Distribution of previous year's result		112.6		-141.3		-28.7
Capital increase of April 2004	23.0	471.9				494.9
Dividends		-35.8			-50.3	-86.1
Balance as at 31 December 2004	**113.8**	**1,369.0**	**164.8**	**218.9**	**844.7**	**2,711.2**

(1) Figures have not been reviewed by the external auditors of the Company and may include round-ups
Figures in million euros

Adoption of IFRS

1. Executive summary
2. Summary of Impacts on Equity and Profit
3. **Main IFRS Effects – Accounting and Valuation Policies**
4. Presentation and Companies included in the Consolidation
5. Glossary

IFRS – Accounting and Valuation Policies

GOODWILL

PGC/PCEA	IFRS 3, IAS 38
▪ Goodwill is depreciated systematically by the straight-line method over a term of up to 20 years	▪ Amortisation of goodwill and intangible assets with indefinite useful lives is not permitted ▪ Instead, they must be tested for impairment annually, or earlier, if a Triggering Event occurs and creates reasonable doubts about initial expectations. If the impairment is confirmed, the resulting loss is charged against the result for the period

MAPFRE

- Goodwill is no longer amortised systematically and is tested for impairment annually
- At the date of transition, negative goodwill (negative consolidation differences) is derecognised as a liability and is booked as a positive adjustment in reserves

IFRS – Accounting and Valuation Policies

INSURANCE CONTRACTS – SUMMARY OF PHASE I REQUIREMENTS

Discontinue...

- Under IFRS 4 it is not permitted:
  - **To recognise equalisation or catastrophe reserves**. CORPORACIÓN MAPFRE no longer makes appropriations to equalisation reserves and adds existing ones to equity

IFRS – Accounting and Valuation Policies

INSURANCE CONTRACTS – SUMMARY OF PHASE I REQUIREMENTS

Allowed to continue but not start...

- IFRS 4 allows to continue but not start the following accounting policies:
  - **Recognition of deferred acquisition costs (DAC)**: CORPORACIÓN MAPFRE does not defer the commissions and expenses related to new policies, which are charged to the results of the period in which they are incurred, with the exception of the Life subsidiary in Puerto Rico, whose DAC is not material
  - **Measuring insurance liabilities on an undiscounted basis.** CORPORACIÓN MAPFRE and its subsidiaries do not discount their Non-Life reserves and will be allowed to maintain this accounting policy
  - **Measuring contractual rights to future investment management fees at an amount that exceeds their fair value**: CORPORACIÓN MAPFRE and its subsidiaries do not apply this accounting policy
  - **Subsidiaries using non-uniform accounting policies** for insurance contracts. CORPORACIÓN MAPFRE's policy in this respect is defined under note 5.d of the 2004 annual report.

IFRS – Accounting and Valuation Policies

INSURANCE CONTRACTS – SUMMARY OF PHASE I REQUIREMENTS

Allowed to continue but not start...

- IFRS 4 allows to continue but not start the following accounting policies (cont.):
  - **Future investment margins**. An insurer need not change its *accounting policies* for insurance contracts to eliminate future investment margins. CORPORACIÓN MAPFRE does not apply this accounting policy
  - **Current market interest rates**. Insurance companies may, but are not required to, change their *accounting policies and recalculate* liabilities arising from insurance contracts to reflect current market interest rates, recognising any resulting changes in the result for the period. This *policy need* not be applied consistently to all liabilities. CORPORACIÓN MAPFRE has opted for maintaining local reserve calculation criteria

IFRS – Accounting and Valuation Policies

INSURANCE CONTRACTS – SUMMARY OF PHASE I REQUIREMENTS

Required to continue or start...

- La IFRS 4 requires to continue and, if applicable, to start, the following accounting policies:
  - **A liability adequacy test is required**. Current reserve calculation criteria required by the regulations of the countries in which MAPFRE operates meet the minimum requirements of IFRS 4's liabilities adequacy test, with the exceptions detailed in page 20
  - **Gross presentation of reinsurance.** It is not possible to offset reinsurance assets against the related insurance liabilities. Likewise, it is not possible to offset income or expense earned from reinsurance contracts against the expense or income arising from the related insurance contracts. There are no meaningful differences between Spanish regulations and IFRS, therefore CORPORACIÓN MAPFRE does not need to make any adjustments
  - **An insurance related liability shall be removed from the balance sheet when, and only when, it is extinguished, i.e. when the obligation specified in the contract is discharged or cancelled or expires.** This requirement is substantially equivalent to those laid out by current regulations, therefore CORPORACION MAPFRE and its subsidiaries need not change their accounting policies

IFRS – Accounting and Valuation Policies

PRODUCT CLASSIFICATION


Is there significant Insurance Risk in the contract?
YES
INSURANCE features present in contract
Unbundling of (if applicable)
INSURANCE COMPONENT
DEPOSIT COMPONENT
NO
INVESTMENT CONTRACT
Are there any discretionary participation benefits?
YES
NO
INSURANCE CONTRACTS
▪Under IFRS 4 existing accounting treatment is maintained (subject to exclusions)
▪Embedded derivatives must be separated and valued under IAS 39 (if applicable)
Investment Contracts WITH DISCRETIONARY PARTICIPATION FEATURES
▪Under IFRS 4 existing accounting treatment is maintained
▪Embedded derivatives must be separated and valued under IAS 39 (if applicable)
INVESTMENT CONTRACTS
▪Under IAS 39 – accounting at fair value or amortised cost
▪If valued at amortised cost, embedded derivatives must be separated and accounted for at fair value (if applicable)

The legal form of a contract does not determine its classification – substance prevails over form

IFRS – Accounting and Valuation Policies

PRODUCT CLASSIFICATION: MAPFRE

MAPFRE: technical reserves under IFRS


Non-Life
Life: Unit-linked insurance contracts
Life: Insurance contracts with profit sharing
Life: Insurance contracts

- The classification of a product determines its accounting treatment

IFRS 4: Insurance contracts

- CORPORACIÓN MAPFRE: all current Life and Non-Life products are classified as Insurance products
- The main changes with respect to current regulations are explained in the following pages

Contracts under IAS 39

- Contracts that do not transfer insurance risk or do so to a minimal extent
- In CORPORACIÓN MAPFRE, there are no contracts of this kind

IFRS – Accounting and Valuation Policies

PRODUCT CLASSIFICATION – SOME EXAMPLES OF INSURANCE CONTRACTS

Product	Branch of business	Reason why it is classified as insurance	Unbundling of components: Embedded derivatives	Unbundling of components: Deposit components
Regular premium Life insurance	Life	Insurance risk element > 5% of surrender or maturity value	Yes, but not necessary to unbundle (closely related to host)	Yes, already recognised
Single premium Life insurance	Life	Insurance risk element > 5% of surrender or maturity value	Yes, but not necessary to unbundle (closely related to host) (1)	Yes, already recognised
Unit-linked insurance	Life	Insurance risk element > 5% of surrender or maturity value	No	Yes, already recognised
Immediate annuities	Life	Insurance risk element > 5% of surrender or maturity value	Yes, but not necessary to unbundle (closely related to host)	Yes, already recognised
Credit insurance	Non-Life	Policyholder is only paid if a loss on receivables is incurred into	No	No

(1) *Only a single-premium product sold in 2004 through the bank channel contains an embedded derivative that must be separated from the host contract and accounted for at fair value (the policy's value at maturity is linked to a basket of equity indices)*

IFRS – Accounting and Valuation Policies

INSURANCE CONTRACTS - TECHNICAL RESERVES

PGC/PCEA	IFRS 4
▪ The appropriation of equalisation reserves is mandatory ▪ Claims and Life insurance reserves are calculated in accordance with the requirements of the Regulation and Supervision of Private Insurance Act ("Reglamento de Ordenación y Supervisión del Seguro Privado" or "ROSSP"). There are transitional regulations applicable to some branches of business (Life and Burial)	▪ Present reserve appropriation and valuation criteria can be maintained under IFRS 4 (Phase I), although: - a liability adequacy test must be carried out - the appropriation of equalisation reserves is not permitted

MAPFRE

- Appropriations to equalisation reserves are no longer made. At the date of transition, existing reserves are added to equity
- Current reserve calculation criteria required by the regulations of the countries in which MAPFRE operates meet the minimum requirements of IFRS 4's liability adequacy test, with the following exceptions:
  - The amount yet to be appropriated corresponding to the adjustment to the new mortality, survival and disability tables introduced in Spain in 2000 is fully charged to equity, net of tax
  - Reserves for the Burial insurance portfolios underwritten prior to 1 January 1999:
    - At the date of transition, the amount accumulated through the yearly appropriation of an amount equal to 7.5% of accrued premiums is added to equity. The mathematical reserved calculated using the same criteria applied in Life insurance is then appropriated through a charge to equity. The balance of both adjustments is not material

IFRS – Accounting and Valuation Policies

INSURANCE CONTRACTS – UNBUNDLING OF EMBEDDED DERIVATIVES

PGC/PCEA

- Current Spanish regulations do not require the identification of derivatives embedded in insurance contracts
- There is no specific regulation on embedded derivatives applicable to insurers

IFRS 4

- Embedded derivatives must be separated from their host contract and measured at fair value under IAS 39, if and when such instruments:
  - have the characteristics of a derivative
  - are not closely related to the host contract (i.e. they are not contingent on the occurrence of the insured event)
  - are not already measured at fair value
- Unbundling is not required for surrender options at a fixed amount
- Unbundling is required if the surrender value is a function of the changes in a financial variable (indices, etc.)

MAPFRE

- The impact is not material:
  - *Only one single-premium Life insurance product sold in 2004 through the bank channel requires the* separation of the embedded derivative, as its value at maturity is a function of a basket of indices

IFRS – Accounting and Valuation Policies

INSURANCE CONTRACTS– UNBUNDLING OF DEPOSIT COMPONENTS

PGC/PCEA	IFRS 4
▪ Current Spanish regulations require, in the case of Life insurance, the recognition in the reserve of the deposit or savings component contained in the premium	▪ IFRS 4 requires the separation of the deposit component contained in any type of insurance contract if: – it can be measured separately – the insurer's accounting policies do not *require the full recognition of all obligations* and rights arising from it ▪ If separation applies, the deposit component is accounted for under IAS 39, while the rest of the insurance contract is booked in accordance with IFRS 4

MAPFRE

- The impact is not material:
  - The deposit component of Life insurance is already recognised under Spanish regulations
  - Moreover, MAPFRE has not underwritten any financial reinsurance contracts

IFRS – Accounting and Valuation Policies

INSURANCE CONTRACTS– REINSURANCE

PGC/PCEA

- Current Spanish regulation specifies that:
  - It is not possible to offset reinsurance assets against the related insurance liabilities. Likewise, it is not possible to offset income or expense earned from reinsurance contracts against the expense or income arising from the related insurance contracts
  - A provision must be set aside for the estimated uncollectible amount of doubtful receivables, including reinsurance receivables

IFRS 4

- IFRS 4 establishes the following:
  - It is not possible to offset reinsurance assets against the related insurance liabilities. Likewise, it is not possible to offset income or expense earned from reinsurance contracts against the expense or income arising from the related insurance contracts
  - If there is objective and reliably measurable evidence that a reinsurance asset is impaired, the cedant shall reduce its carrying amount and recognise that impairment loss in the income statement

MAPFRE

- There are no meaningful differences between Spanish regulations and IFRS

IFRS – Accounting and Valuation Policies

INSURANCE CONTRACTS– SHADOW ACCOUNTING

PGC/PCEA	IFRS 4
▪ Current Spanish regulations do not generate accounting asymmetries in the carrying amounts of liabilities and of their backing assets	▪ IFRS 4, allows shadow accounting to reduce the asymmetries arising from the application of different valuation criteria to assets and liabilities ▪ Both realised and unrealised losses or gains in the backing assets are recognised in the valuation of technical reserves

MAPFRE

- In general terms, changes in market interest rates affecting the valuation of backing assets will be factored into the rate applied to calculate the mathematical reserve and used as a reference for shadow accounting

IFRS – Accounting and Valuation Policies

INSURANCE CONTRACTS– DISCRETIONARY PARTICIPATION FEATURES IN INSURANCE CONTRACTS

PGC/PCEA

- Under current regulations, all contract-related returns, whether guaranteed or discretional, to which the policyholder has a right according to the terms of the policy, must be recognised each year in the mathematical reserve. There is an option to account separately for the liabilities corresponding to the discretional participation feature under item "Reserves for profit sharing and returns"

IFRS 4

- The definition includes most participating or profit sharing contracts, including:
  - a guaranteed component, recognised as a liability
  - a discretionary participation feature, which can be accounted for:
    - Jointly, in which case both components will be booked as a single liability with changes recognised in results
    - Separately, in which case the discretionary participation feature can be classified as either a liability or an equity reserve (receiving part of the net result)
- IFRS 4 allows for shadow accounting in the valuation of mathematical reserves

MAPFRE

- A significant amount of the mathematical reserves corresponds to products with profit sharing. The reserves related to the discretionary participation feature will continue to be accounted for together with the guaranteed component.
- Shadow accounting is carried out against equity accounts when backing investments are classified as available for sale
- Only in the case of operations hedged with swaps shadow accounting is carried out against income

IFRS – Accounting and Valuation Policies

INSURANCE CONTRACTS – ADDITIONAL ASPECTS

- Paragraph 31 of IFRS 4 requires to split the fair value of acquired insurance contracts into two components :

  a) a liability measured in accordance with the insurer's accounting policies for the insurance contracts that it issues;

  and

  b) an intangible asset, representing the difference between the fair value of the contractual insurance rights acquired and insurance obligations assumed and the amount described under a)

  At present, CORPORACIÓN MAPFRE and its subsidiaries do not have obligations of this kind

- Paragraph 37.(b) of IFRS 4 requires ceding companies which defer and amortise gains and losses arising from ceded reinsurance to disclose the amortisation for the period and the amounts remaining unamortised at the beginning and end of the period. CORPORACIÓN MAPFRE and its subsidiaries do not defer any gain or loss arising from ceded reinsurance, and therefore do not have to apply this policy

IFRS – Accounting and Valuation Policies

INVESTMENTS

PGC/PCEA

- Real Estate
  - Valued at acquisition cost
- Loans and receivables:
  - Valued at their nominal amount

The DGS[1] divides securities portfolios between:

- Held-to-maturity investment portfolio: fixed-income securities that are intended to be held to maturity:
  - Valued at acquisition cost, amortising differences with respect to the redemption value over the securities' life
- Ordinary investment portfolio: fixed-income securities not held to maturity and equities:
  - Valued at the lower of amortised cost or market price.

IAS 16, 39 & 40

	Description	Accounted for at:	Change in Fair Value
Real Estate	Land & Property	At fair value or amortised cost	Income statement or NA
Loans and Receivables	Financial assets with fixed or determinable payments that are not quoted in an active market	Amortised cost	NA
Investments Held to Maturity	Financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and capacity to hold to maturity	Amortised cost (effective rate)	NA
Financial Assets at fair value with changes through profit and loss	All derivatives (except for derivative designated for hedging) and financial assets held for trading	Fair value	Income statement
Available-for-sale Financial Assets	All financial assets not classified in any of the categories listed above	Fair value	Equity

(1) The Spanish General Directorate of Insurance and Pension Funds ("Dirección General de Seguros y Fondos de Pensiones" or "DGS").

NIIF – Criterios Contables y Valoración

FINANCIAL INVESTMENTS: SOME CONSIDERATIONS

Investments held to maturity

- The requirements of IAS 39 are more stringent than those of the Spanish standards:
  - The entity must have the positive intention and ability to hold the securities to maturity
  - An entity shall not classify any financial assets as held to maturity if the entity has, during the current financial year or during the two preceding financial years, sold or reclassified more than an insignificant[1] amount of held-to maturity investments before maturity, with a few exceptions

MAPFRE: CORPORACIÓN MAPFRE has kept 5% of its total investments in this portfolio and has reclassified the rest as "available for sale"

Financial Assets available for sale

- Previously, losses were recognised in results only to the extent that they exceeded gains
- Under the new standards all valuation differences are recognised in equity while unrealised, and in the income statement when realised

MAPFRE: Under IFRS, 88% of the investment portfolio is reclassified as "Available for Sale", recognising changes in fair value through equity

Financial assets held at fair value through profit and loss

- This portfolio did not exist previously
- All financial assets in the ordinary investment portfolio were accounted at the lower of cost or market value

MAPFRE: They represent 7% of the investment portfolio and include primarily the trading portfolio of MAPFRE INVERSIÓN and derivatives (excluding those designated as hedges)

1) *Significance is determined in relation to the total amount of held-to-maturity investments*

IFRS – Accounting and Valuation Policies

MAPFRE: SUMMARY OF INVESTMENTS

Financial investment under IFRS


Investments held to maturity (5%)
Financial assets held for trading at fair value through the income statement (7%)
Financial assets available for sale (88%)

MAPFRE

- 95% of the investment portfolio accounted for at fair value
- Changes in fair value recorded in equity, compensated by shadow accounting

MAPFRE: Other investments

- Real Estate: under IAS 16 and 40, the entity can choose either:
  - a cost model: property is carried at its cost less any accumulated depreciation and any accumulated impairment losses
  - a revaluation model: property is carried at fair value

MAPFRE

- Real Estate is kept at historical cost

IFRS – Accounting and Valuation Policies

FINANCIAL INVESTMENTS – DERIVATIVES AND HEDGES

PGC/PCEA	IAS 39
▪ Hedging instruments: - Variations in market values are recognised in results symmetrically to the variations in the value of the asset or liability to be hedged ▪ Derivatives that are not hedges: - Variations in market values are recognised in results	▪ All derivatives are booked in the balance sheet at fair value, recognising any variations in the income statement ▪ Hedge accounting: - Hedge accounting classification is subject to stricter documentation requirements and to effectiveness tests - The balance of the changes in fair value of the hedging instrument and of the item to be hedged is recognised in the result for the period

MAPFRE

- Most swaps used to match the flows from the investment portfolio with the contractual payouts due on Life insurance policies are classified and accounted for as hedges
- The balance of the changes in fair value of the hedging instrument and of the item to be hedged is recognised in the result for the period

IFRS – Accounting and Valuation Policies

START-UP AND CAPITAL INCREASE EXPENSES

PGC/PCEA	IAS 38
▪ They are fully capitalised and depreciated by the straight-line method in a maximum period of 5 years	▪ Incorporation and start-up expenses cannot be booked as intangible assets: they are fully expensed in the period in which they are incurred ▪ Capital increase expenses are accounted for as a reduction of the amount of capital raised

MAPFRE

- Capital increase expenses yet to be depreciated are written off against Paid-up Capital
- Incorporation and start-up expenses yet to be depreciated are written off against equity
- The impact of these adjustments is not material

IFRS – Accounting and Valuation Policies

TAX CREDITS AND LIABILITIES

PGC/PCEA

- Pre-paid taxes are recognised if they are considered likely to be recovered:
  - within a period of 10 years
  - through a sufficient amount of tax breaks or through deferred taxes of equal amount and reversal period
- Deferred taxes are recognised when they arise because of timing differences between accounting income and taxable income

IAS 12

- Pre-paid and deferred taxes are recognised through the balance sheet. Recognition through profit or loss is no longer permitted
- There is no maximum time limit for the recognition of pre-paid taxes whose recovery is considered likely

MAPFRE

- The elimination of the 10 years time limit leads to the recognition of new pre-paid taxes
- New timing differences are recognised as a consequence of assets and liabilities valuation adjustments arising from the adoption of IFRS

IFRS – Accounting and Valuation Policies

POSITIVE FOREIGN EXCHANGE TRANSLATION DIFFERENCES

PGC/PCEA

- Foreign exchange differences realised upon settlement are booked as gains or losses in the period in which they arise
- Unrealised foreign exchange differences at the closing date of the financial statements:
  - If positive, they are booked as "Deferred income" in the liabilities;
  - If negative, they are charged against the result for the period.

IAS 21

- Any difference arising from variations in exchange rates with respect to those applicable on the date on which the transaction was entered into must be recognised as a gain or loss in the period in which they are incurred with a few exceptions

MAPFRE

- The amounts booked as "Deferred income" are charged against equity reserves at the date of transition. The effect of this adjustment is not material

IFRS – Accounting and Valuation Policies

PENSION LIABILITIES (POST-EMPLOYMENT BENEFITS)

PGC/PCEA

- The current Spanish regulations do not differentiate the accounting treatment for defined contribution and defined benefit plans

IAS 19

DEFINED CONTRIBUTION PLANS	Only premiums must be accounted for as expenses in the period in which they are paid
DEFINED BENEFIT PLANS	If policies are issued by a party related to the company that is publishing the financial statements, the present value of all assumed obligations must be booked as a liability. Assets backing the plan must be recorded at fair value If the policy is not issued by a related party, then the net balance of assets and liabilities must be booked in the balance sheet

- The changes in the booking and presentation criteria for defined benefit plans have not had a material impact on results and equity

Adoption of IFRS

Companies included in the Consolidation

COMPANIES INCLUDED IN THE CONSOLIDATION

PGC/PCEA	IAS 27 and 28
▪ Full consolidation - Evidence of ownership and control ▪ Proportional consolidation - Joint management with another company outside the group ▪ Equity accounting - Tangible influence (shareholding ≥ 20% or 3% if the company is listed or 10% if it is an insurance company) ▪ Cost method - shareholding ≤ 20% ▪ Companies accounted for by the equity method due to differences in the type of business activity - Companies whose activity is different to an extent that does not contribute to giving a true and fair view of the group are excluded from full consolidation	▪ All controlled companies are fully consolidated

MAPFRE

- All companies that previously were accounted for by the equity method due to differences in their type of business activity are now fully consolidated: MAPFRE INVERSIÓN and its subsidiaries, MAPFRE INMUEBLES, VIAJES MAPFRE

Presentation

PRESENTATION

PCEA

- Balance Sheet
  - Defined format with specific headings
- Profit and loss statement
  - Expenses classified by line of business
- Annual report
  - Statement of changes in shareholders' equity
  - Statement of changes in cash
  - Explanatory notes

IFRS

- Balance Sheet
  - Information breakdown by segments
- Income statement
  - Expenses classified by item type or function
  - Information breakdown by segments
- Statement of changes in equity
- Cash flow statement
- Explanatory notes

- Breakdown of annual accounts by:
  - Business segment:
    - Direct Insurance (Life and Non-life)
    - Reinsurance
    - Other business activities
  - Geographic segment: Spain, Rest of the EU, Americas, Rest of the World
- New statements of changes in equity and cash flow
- Greater detail in the explanatory notes

Adoption of IFRS

Glossary

DEFINED TERMS [1]

Insurance contract	▪ A contract under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder
Insurance risk	▪ Risk, other than financial risk, transferred from the holder of a contract to the issuer
Financial risk	▪ The risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable is not specific to a party to the contract
Fair value	▪ The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction
Liability adequacy test	▪ As assessment of whether the carrying amount of an insurance liability needs to be increased (or the carrying amount of related deferred acquisition costs or related intangible assets decrease), based on a review of future cash flows
Unbundle	▪ Account for the components of a contract as if they were separate contracts

1) *Defined terms as provided in IFRS 4 and IAS 39*

Glossary

DEFINED TERMS [1]

Deposit component	▪ A contractual component that is not accounted for as a derivative under IAS 39 and would be within the scope of IAS 39 if it were a separate instrument
Discretionary participation feature	▪ A contractual right to receive, as a supplement to guaranteed benefits, additional benefits:

- that are likely to be a significant portion of the total contractual benefits;
- whose amount or timing is contractually at the discretion of the issuer;

and

- that are contractually based on:
    - the performance of a specified pool of contracts or a specified type of contract;
    - realised and/or unrealised investment returns on a specified pool of assets held by the issuer;

    or

    - the profit or loss of the company, fund or other entity that issues the contract

1) *Defined terms as provided in IFRS 4 and IAS 39*

Glossary

DEFINED TERMS (1)

Definitions of Four Categories of Financial Instruments under IAS 39

Asset or financial liability at fair value through profit or loss	▪ It is classified as held for trading. A financial asset or financial liability is classified as held for trading if it is: - acquired or incurred principally for the purpose of selling or repurchasing it in the near term; - part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or - a derivative (except for a derivative that is a designated and effective hedging instrument). ▪ Any financial asset […] within the scope of this Standard may be designated when initially recognised as a financial asset […] at fair value through profit or loss except for investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured
Held-to-maturity investments	▪ Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity other than: - those that the entity upon initial recognition designates as at fair value through profit or loss; - those that the entity designates as available for sale; and - those that meet the definition of loans and receivables

1) *Defined terms as provided in IFRS 4 and IAS 39*

DEFINED TERMS [1]

Loans and receivables

- Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:
  - those that the entity intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;
  - those that the entity upon initial recognition designates as available for sale;

  or
  - those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available for sale.

Available for sale financial assets

- Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Other definitions IAS 39

Derivative

- A derivative is a financial instrument or other contract within the scope of this Standard with all three of the following characteristics:
  - its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable (sometimes called the 'underlying');
  - it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors;

  and
  - it is settled at a future date

1) *Defined terms as provided in IFRS 4 and IAS 39*

Glossary

DEFINED TERMS [1]

Other terms of IAS 39

Effective interest rate

- The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, an entity shall estimate cash flows considering all contractual terms of the financial instrument (for example, prepayment, call and similar options) but shall not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts.

Hedge accounting

- Hedge accounting recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item.

1) *Defined terms as provided in IFRS 4 and IAS 39*